15045686

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC

SEC FILE NUMBER
8- 65845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Candlewood Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

526 Superior Avenue East #1200
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Latkovic 216-472-6642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA LLP
(Name – *if individual, state last, first, middle name*)

32125 Solon Rd (Address) Solon (City) Ohio (State) 44139 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen Latkovic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Candlewood Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
DEBORAH LIPSTREU
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
November 15, 2017
Recorded in
Cuyahoga County

[signature]
Signature

Managing Director
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For the Period from January 1, 2014 to December 31, 2014

Candlewood Securities LLC
(Name of Respondent)

526 Superior Ave., East, Ste. 1200
Cleveland, Ohio 44114
(Address of Principal Executive Office)

Mr. Stephen Latkovic
Candlewood Securities LLC
526 Superior Ave., East, Ste. 1200
Cleveland, Ohio 44114
(216) 472-6660
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CANDLEWOOD SECURITIES LLC

TABLE OF CONTENTS

BDO

Tel: 440-248-8787
Fax: 440-248-0841
www.bdo.com

32125 Solon Road
Cleveland, OH 44139

Report of Independent Registered Public Accounting Firm

Members
Candlewood Securities LLC
Cleveland, Ohio

We have audited the accompanying statement of financial condition of Candlewood Securities LLC as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Candlewood Securities LLC at December 31, 2014, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(2)(iii) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Candlewood Securities LLC's financial statements. The supplemental information is the responsibility of Candlewood Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

February 23, 2015

CANDLEWOOD SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS		
Cash	$	12,961
Prepaid expenses		7,554
TOTAL ASSETS	$	20,515
LIABILITIES AND MEMBERS' EQUITY		
TOTAL LIABILITIES	$	1,068
MEMBERS' EQUITY		19,447
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	20,515

See accompanying notes to financial statements.

CANDLEWOOD SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	$	573,901
OPERATING EXPENSES		
Consulting Fees		350,515
Management Fees		190,386
Regulatory Fees		16,684
Audit and Tax Fees		9,450
Occupancy and Shared Expenses		5,280
Other		4,941
Legal		4,349
		581,605
NET LOSS	$	(7,704)

See accompanying notes to financial statements.

CANDLEWOOD SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

BALANCE, January 1, 2014	$	12,701
Contributions		14,450
Net Loss		(7,704)
BALANCE, December 31, 2014	$	19,447

See accompanying notes to financial statements.

CANDLEWOOD SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(7,704)
Adjustments to reconcile net loss to net cash used in operations		
Increase in prepaid expenses		(4,396)
Increase in accrued liabilities		1,068
NET CASH USED IN OPERATING ACTIVITIES		(11,032)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' contributions		14,450
NET CASH PROVIDED BY FINANCING ACTIVITIES		14,450
NET INCREASE IN CASH		3,418
CASH, beginning of year		9,543
CASH, end of year	$	12,961

See accompanying notes to financial statements.

NOTE A - Summary of significant accounting policies

Business activity

Candlewood Securities LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides general investment banking and advisory services to a wide array of clients, ranging from start-ups to publicly traded companies. Its broker-dealer services focus primarily on private placements for closely-held companies or institutional investment funds.

The Company was formed on September 9, 2002, as an Ohio limited liability company; as such, its members possess limited personal liability for obligations of the Company. The Company will continue to exist perpetually unless terminated earlier by agreement of the members.

As a member of the Financial Industry Regulatory Authority (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(i) of that Rule.

The Company is required to maintain a minimum net capital balance (as defined) of $5,000, pursuant to the SEC's Uniform Net Capital rule 15c3-1. The Company's net capital balance was $11,893 at December 31, 2014. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 0 to 1 at December 31, 2014.

Basis of accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United State of America.

Income taxes

The Company, with the consent of its members, was formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, Income Taxes (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2014, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2011.

NOTE A - Summary of significant accounting policies, continued

Revenue recognition
Revenue is recognized upon the completion of a transaction.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Evaluation of subsequent events
The Company has evaluated events and transactions that occurred between December 31, 2014 and February 23, 2015 which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE B - Related party

Candlewood Partners, Inc. and Candlewood Partners, LLC are related parties by common ownership. The Company has a services agreement with both related parties. A management fee of $190,386 was paid to Candlewood Partners, Inc. during the year ended December 31, 2014.

The Company is party to an operating agreement with Candlewood Partners, Inc., whereby the Company pays $440 per month for rent and utilities incurred by Candlewood Partners on behalf of the Company. Expenses of $5,280 were reported by the Company related to this agreement for the year ended December 31, 2014.

CANDLEWOOD SECURITIES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

NET CAPITAL		
Total members' equity from statement of financial condition	$	19,447
Deductions and/or charges		
Nonallowable assets: Prepaid expense		7,554
Net capital before haircuts on security positions		11,893
Haircuts on securities		-
NET CAPITAL	$	11,893
AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$	1,068
Percentage of aggregate indebtdness to net capital		9%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of Total Aggregate Indebtedness)	$	71
Minimum dollar required net capital	$	5,000
Net capital requirement	$	5,000
EXCESS NET CAPITAL	$	6,893
Reconciliation with Company's computation of net capital as presented in Part II of Form X-17A-5 as of December 31, 2014:		
Net Capital as reported in Company's Part II (unaudited) FOCUS report	$	11,893
Net Capital as reported above	$	11,893

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion in its Part II FOCUS Report filing as of December 31, 2014.

CANDLEWOOD SECURITIES LLC

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

BDO

Tel: 440-248-8787
Fax: 440-248-0841
www.bdo.com

32125 Solon Road
Cleveland, OH 44139

Independent Accountant's Report on Applying Agreed-Upon Procedures

Members
Candlewood Securities LLC
Cleveland, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Candlewood Securities LLC, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Candlewood Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Candlewood Securities LLC's management is responsible for Candlewood Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective accrued expense amount, noting an adequate liability was recorded as of December 31, 2014 and compared the SIPC-6 payment to the respective cash disbursement records, noting no differences.
2) Compared the amounts reported on the audited form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by Candlewood Securities LLC, noting no differences.
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 23, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ~~12/31/2012~~ 12/31/14
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065845 FINRA DEC
CANDLEWOOD SECURITIES LLC 16*16
526 SUPERIOR AVE E STE 1200
CLEVELAND OH 44114-1408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William Vogelgesang
216-472-6650

2. A. General Assessment (item 2e from page 2)		$ 1434 76
B. Less payment made with SIPC-6 filed (exclude interest) 7/8/2014 Date Paid		(366 42)
C. Less prior overpayment applied		(-0-)
D. Assessment balance due or (overpayment)		1068 34
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		-0-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1068 34
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1068 34	
H. Overpayment carried forward	$(-0-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Candlewood Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8th day of January, 2014.

Bookkeeper
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 573,900.84
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 573,900.84
2e. General Assessment @ .0025	$ (to page 1, line 2.A.)

BDO

Tel: 440-248-8787
Fax: 440-248-0841
www.bdo.com

32125 Solon Road
Cleveland, OH 44139

Report of Independent Registered Public Accounting Firm

Members
Candlewood Securities LLC
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Candlewood Securities LLC SEC Rule 15c3-3 Exemptive Report, in which (1) Candlewood Securities LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Candlewood Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) (the "exemption provisions") and (2) Candlewood Securities LLC stated that Candlewood Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Candlewood Securities LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Candlewood Securities LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

February 23, 2015

Candlewood Securities LLC
526 Superior Ave East, Suite 1200
Cleveland, Ohio 44114

February 5, 2015

Candlewood Securities LLC

SEC RULE 15c3-3 EXEMPTIVE REPORT

Candlewood Securities LLC is exempt from SEC Rule 15c3-3 (the Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(i).

Candlewood Securities LLC has met the identified exemptive provision noted above throughout the most recent fiscal year of 2014 without exception.

Sincerely,

Stephen J. Latkovic
CEO/CCO